United States Securities and Exchange Commission
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For April 20, 2006
Commission File Number 000-27663
SIFY LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

     On April 20, 2006, Sify Limited (“Sify”) announced its U.S. GAAP results for the fiscal quarter and year ended March 31, 2006. A copy of the press release was furnished as an exhibit to Sify’s report on Form 6-K filed April 20, 2006. Sify’s summarized unaudited results for the fiscal quarter and year ended March 31, 2006 are set forth below. No change has been made in these results and the sole purpose of this filing is to cause the information below to be filed under the Securities Exchange Act of 1934, as amended, and incorporated by reference in Sify’s registration statements on Form F-3 (File Nos. 333-101915 and 333-121047) and registration statements on Form S-8 (File Nos. 333-101322 and 333-107938).
Summarized Results:
(In $ million, all translated at $1 = Rs. 44.48)

	Quarter ended		Quarter ended	Year ended	Year ended
	March 31		December 31	March 31	March 31
	2006	2005	2005	2006	2005

Enterprise services	15.68	13.08	14.50	56.90	45.49
Access media	10.81	8.90	10.42	40.79	31.59
Portals	1.27	0.68	1.08	4.03	2.32
Others	1.14	0.48	1.03	3.54	1.85

Total revenue	28.91	23.14	27.02	105.26	81.24
Cost of revenues	(15.06)	(13.63)	(14.01)	(56.99)	(45.50)
Selling, general and admin expenses	(11.31)	(9.56)	(11.23)	(43.98)	(33.01)
EBITDA share of affiliates	0.17	0.53	0.24	1.42	1.86
Other expenses incl forex gain (loss)	0.30	0.10	0.26	0.79	0.48

Depreciation and amortization	(2.77)	(3.24)	(2.58)	(10.71)	(12.76)
Below EBITDA share for affiliates	(0.05)	(0.19)	(0.11)	(0.47)	(0.72)
Profit - business / assets sold	0.00	0.00	0.00	0.00	0.35
Net interest	0.64	0.34	0.17	1.36	1.14

Net income / (loss)	0.88	(2.51)	(0.23)	(3.35)	(6.91)

Net income / (loss) $/ ADR	0.01	(0.07)	(0.01)	(0.09)	(0.20)

(1)	Adjusted EBITDA represents net income (loss) before interest, income tax, depreciation and amortization, impairment of intangible assets, and results involving discontinued operations or non-operating assets. Please see “Non-GAAP Financial Information” below.

Note:	Sify reports the summarized results for every quarter based on the exchange rates prevailing on the last day of the quarter under review. The results presented above reflect results in Indian Rupees translated at $1= Rs 44.48 At the end of the quarter ended December 31, 2005, the rate at which the Rupee results were translated was $1= Rs 44.95

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 20, 2006

SIFY LIMITED
By:	/s/ Durgesh Mehta
	Name:	Durgesh Mehta
	Title:	Chief Financial Officer